November 30, 2012

Kieran G. Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Advisors Preferred Trust, File Nos. 333-184169, 811-22756.

Dear Mr. Brown:

On September 28, 2012, Advisors Preferred Trust (the "Registrant"), on behalf of its sole series, OnTrack Core Alternatives Fund (the "Fund"), filed a Registration Statement under the Securities Act of 1933 on Form N-1A.  On October 26, 2012, you provided written comments to the Registration Statement.  By subsequent discussion you provided clarifying comments on certain written comments and the Registrants proposed responses.  Specifically, during various conversations over several days in November, you asked that the Registrant address the issues below if it wished to commence operations in the manner proposed in its registration statement via a reorganization with Price Fund AQ, L.P. (the "Reorganization") following the effectiveness of the Registrant's registration.  We have presented responses in a subject matter format for ease of review. Please find below Registrant's responses to those select comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.

Comment (1).  Please provide a brief description of the Reorganization, representations and undertakings related to the terms of the Reorganization and address whether the transaction should be subject to the restrictions of Rule 17a-8.

Response.  The Reorganization will be effectuated pursuant to an Agreement and Plan of Reorganization (the "Agreement") made by and between Price Fund AQ,

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L.P. (the "Transferring Fund"), Price Asset Management, Inc., the general partner of the Transferring Fund (the "General Partner"), the OnTrack Core Alternative Fund (the "Acquiring Fund"), a series of Advisors Preferred Trust ("APT").  The Transferring Fund is a Delaware limited partnership, with its principal place of business at 106 Valerie Drive, Lafayette, Louisiana 70508.  APT is a Delaware statutory trust, with its principal place of business at 1445 Research Boulevard, Suite 530, Rockville, MD  20850.

The Transferring Fund will transfer all of the Transferring Fund's assets to the Acquiring Fund.  The Acquiring Fund agrees in exchange for the Transferring Fund's assets (i) to deliver to the Transferring Fund the number of Acquiring Fund shares ("Acquiring Fund Shares"), including fractional Acquiring Fund Shares with total value equal to the net assets of the Transferring Fund and (ii) to assume all remaining liabilities of Transferring Fund.

On or as soon after the "Closing Date" as is conveniently practicable, (i) the Transferring Fund will liquidate and distribute pro rata to the Transferring Fund's partners (the "Transferring Fund Partners") of record, determined as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date, the Acquiring Fund Shares received by the Transferring Fund; and (ii) the Transferring Fund will thereupon proceed to termination.  Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Transferring Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Transferring Fund Partners and representing the respective pro rata number of the Acquiring Fund Shares due such Transferring Fund Partners.  All issued and outstanding interests of the Transferring Fund will simultaneously be canceled on the books of the Transferring Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

Additionally, the Registrant represents that the General Partner has undertaken to (1) provide written notice of the proposed Reorganization to each limited partner, (2) a copy of the preliminary prospectus for the Acquiring Fund and (3) an offer to redeem limited partnership interests if a limited partner does not wish to participate in the Reorganization.  The Registrant also notes that co-registration rights for the Transferring Fund are not contemplated because the Transferring Fund will terminate following the Reorganization.  The Registrant also notes that some of the limited partners hold interests in excess of 5% of the Transferring Fund’s interests, but that as limited partnership interests, these interests are not voting securities.

The Registrant does not believe that the Reorganization should be subject to the conditions of Rule 17a-8, which provides an exemption from Sections 17(a)(1) and (2)

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of the Investment Company Act for mergers of affiliates because the Transferring Fund and the Acquiring Fund Are not affiliates and therefore not in need of the exemptive relief of Rule 17a-8.

Comment (2).  Please describe how the Registrant will comply with Investment Company Act Section 14 Net Worth Requirement.

Response.  The Registrant will satisfy the Section 14 requirement that it not make a public offering of its securities until it has at least $100,000 of net through (i) an undertaking from the general partner of Price AQ, L.P., that the Reorganization will result in Price AQ, L.P. investing least $100,000 in shares of the Registrant's sole series; and (ii) an undertaking from the Registrant to make no public offering of its securities until the preceding Reorganization transaction is complete.

Comment (3). Please explain why the registration of Securities on Form N-14 (Proxy Statement/Prospectus) is not required for this Reorganization.

Response.  The Registrant believes that it is not required to file a proxy statement/prospectus on Form N-14 nor any proxy statement in connection with the proposed reorganization with Price AQ, L.P.  The issue of whether registration is required and whether the appropriate form for the proposed transactions is Form N-14, which would register the securities to be issued in the transaction, is determined under Securities Act Rule 145.  The preliminary note to that Rule makes it clear that the Rule is designed to make available the protection provided by registration to persons who are offered securities in business combinations such as a reorganization.  The note indicates that the thrust of the Rule is that an offer or sale occurs when there is submitted to securities holders a plan or agreement pursuant to which the holders are required to elect whether to accept a new or different security in exchange for their existing security in what is in substance a new investment decision.  Rule 145 on its face is only applicable to situations where the plan or agreement of reorganization "is submitted for the vote or consent of such security holders" (Rule 145(a)).  This submission to shareholder requirement is consistent with the preliminary note to the Rule, which indicates that an offer or sale occurs "when there is submitted to securities holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security…."  If there is no submission, the shareholders are not required to elect whether to accept a new security, and the shareholders are not being offered or sold a security.  That is the case here.  As indicated above, a shareholder vote is not required for the proposed reorganizations, and thus Rule 145 does not trigger any registration requirement.  Also, the Registrant's review of the Investment Company Act reveals no requirement that shareholder approval be obtained for the proposed transaction.

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As to the proposed Reorganization, no vote of shareholders or limited partners is required because (i) the general partner of Price AQ, L.P. possesses authority to commit the limited partnership to a reorganization with the Registrant without any vote by limited partners; and (ii) the Board of the Registrant possesses authority to commit the Registrant to the Reorganization without any vote of shareholders (in part because there are no shareholders).  Specifically, as to the issue of whether shareholder approval is required for the Reorganization, the Registrant first considered whether shareholder approval was required under the laws of the State of Delaware, under which the Registrant was formed.  The relevant portion of the Delaware Code, Chapter 38 "Treatment of Delaware Statutory Trusts" (12 Del. C.c. 38) provides that a Delaware statutory may be party to an agreement of merger or reorganization without shareholder approval unless such approval is included in the trusts governing documents.  Article IX of the Registrant's Agreement and Declaration of Trust grants the Board power to reorganize the Registrant or its series; and no other section of the Agreement and Declaration of Trust requires shareholder approval for such, unless such vote is commanded by the Investment Company Act or other federal regulatory requirement.  Similarly, as is consistent with Delaware Code, Chapter 17 "Limited Partnerships" (6 Del. C.c. 17), the general partner of Price AQ, L.P. possesses authority to reorganize the limited partnership without limited partner approval.

In conclusion, the Registrant believes that there is no statutory requirement for a proxy statement or a proxy statement/prospectus on Form N-14.

Comment (4).  Please describe which, if any, entity should be the accounting survivor

Response.  The Registrant notes that under certain circumstances, the previously operating entity in a reorganization is deemed to be the accounting survivor and consequently its financial statements are adopted by the acquiring entity (see e.g. North American Security Trust (pub. avail. Aug. 5, 1994) describing the method to identify an accounting survivor in a combination of multiple entities into one).  However, because of the significant differences in the detail and presentation format of the financial statements of Price AQ, L.P. and the Fund (the sole series of the Registrant), the Registrant believes that no financial statements should be carried over from Price AQ, L.P. to the registration statement of the Registrant.

The Registrant notes this is consistent with other similarly situated reorganized funds, See e.g.:

Baron Select Funds-http://www.sec.gov/Archives/edgar/data/1217673/000121767303000007/n1aamen3.txt

Northern Lights Fund Trust: RAM Risk Managed Growth Fund- http://www.sec.gov/Archives/edgar/data/1314414/000091047210000982/coverpage.htm.

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Thus, the Registrant believes that there will be no accounting survivor following the Reorganization.  However, the Registrant would be amenable to including the most recent audited financial statements of Price AQ, L.P. in the Registrant's Statement of Additional Information in a post-effective amendment to the registration statement immediately following the completion of the Reorganization.

Comment (5).  Please describe the rational for prior performance presentation.

Response.  The Registrant believes the basis for presenting the performance of the predecessor limited partnership is consistent with the guidance of the MassMutual No-Action Letter (MassMutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995).  The Registrant believes the Price AQ, L.P. ("LP") and the Fund are similarly situated to the separate investment account[s] and the MassMutual Institutional Fund[s] because the (1) investment objective of the LP and the Fund are identical except for slight differences in phrasing and at least substantially similar; (2) the Fund will be managed equivalently to the LP in all material respects; (3) shortly before the public offering of the Fund's shares, the LP will transfer its assets to the Fund in exchange for Fund shares resulting in a continuation of LP in the form of the Fund; (4) the LP is not part of a set of incubator funds from which the best performing fund is selected; (5) neither the Fund's adviser nor sub-adviser manage other similarly situated accounts which might potentially serve as a basis for an alternative presentation of prior performance disclosure and the sub-adviser has been delegated execution of the Fund's investment strategy as is primarily the case in MassMutual; (6) the LP was not created solely to establish a performance record; and (7) prior performance is calculated net of fees (including adjustment for performance fees) and will be presented consistent with the computation requirements of Form N-1A.  Overall, the Registrant also notes that the Prospectus disclosure describing prior performance provides sufficiently detailed disclosures to prospective investors such that they are unlikely to be misled.

Comment (6).  Please provide a summary of the differences in (a) investment policies, (b) fees and expenses and (c) investor protections between the Transferring Fund and the Acquiring Fund.

Response.

(a) The investment policies of the Funds are substantially similar. However, the Transferring Fund describes its investment objective as "to achieve the greatest possible gain while keeping the Fund’s volatility and risk at below market average," while the Acquiring Fund’s investment objective is "total return while keeping the Fund’s volatility and downside risk below that of major equity market indices."  The Registrant believes these are substantially similar in spite of the phrasing choices used to express nearly-identical goals.  Additionally, each Fund invests (long or short) primarily in similar

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or identical security types such as individual stocks, bonds, stock and bond mutual funds or exchange-traded funds, as well derivatives related to the preceding.  Furthermore, each Fund was or will be managed pursuant to Price Capital Management, Inc.’s technical strategy that is based on a form of technical analysis known as "chart analysis" that attempts to invest long in up-trending assets (or short in or identical security types such as individual stocks, bonds, stock and bond mutual funds or exchange-traded funds, as well derivatives related to the preceding.  Furthermore, each Fund was or will be managed pursuant to Price Capital Management, Inc.’s technical strategy that is based on a form of technical analysis known as "chart analysis" that attempts to invest long in up-trending assets (or short indown-trending assets) that are expected to produce above average risk-adjusted returns.  Up-trending assets are those with generally rising prices and down-trending assets are those with generally falling prices.  While the Acquiring Fund has Investment Company Act-mandated fundamental policies, the Transferring Fund has no such mandated policies.  Nonetheless, the Registrant believes that the Transferring Fund was managed in a way that would have been substantially compliant with the Fundamental policies of the Acquiring Fund.

(b) The fees and expenses of the Acquiring Fund are 2.50% under a universal fee structure.  However, certain expenses such as short selling expenses are excluded from the universal fee and are estimated to be 0.05%.  The Transferring Fund pays operation expenses such as custody, administration and audit fees directly and pays a performance-based management fee of 0.95% plus 10% of net profits (or a limited partner may choice a flat management fee of 2.50% without a performance-based element).  While each Fund’s expenses are structured differently, the Registrant believes they would result in similar expenses for each investor.

(c) Because the Transferring Fund is not subject to the Investment Company Act, its limited partners are not afforded the protections of the Investment Company Act.  For example, the Transferring Fund is not subject to limits on (1) the liquidity of Fund investments, (2) valuation policies, (3) affiliated transactions, (4) structure of management fees, (4) leverage and (5) custodian, nor is the Transferring Fund subject to affirmative requirements on disclosure and governance.  Consequently, Transferring Fund limited partners who become shareholders in the Acquiring Fund will gain the protections of the Investment Company Act.

The Registrant welcomes a chance to discuss any other issues and undertakes to provide subsequent correspondence filed via EDGAR to address the remaining issues presented in comment letter dated October 26, 2012.

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The Registrant acknowledges:

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the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

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should the Commission or the staff:acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

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•

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

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